Form N-SAR

Sub-Item 77C

Matters Submitted to a Vote of Security Holders

333-208542, 811-23121

A Special Meeting of Shareholders of the Funds was held on March 17, 2017. At the meetings, the following matter was voted on and approved by the Shareholders. Each whole or fractional vote reported represents one whole or fractional dollar of net asset value held on the record date for the meetings. The results of the Special Meeting of Shareholders are noted below.

Proposal

To approve a new investment advisory agreement.

		Number of Votes ($)
Fund Name	Record Date Votes ($)	Affirmative	Against/Withhold	Abstain	Broker Non-Votes
Protective Life Dynamic Allocation Series – Conservative Portfolio	8,578,744.332	7,958,818.590	0.000	0.000	0.000
Protective Life Dynamic Allocation Series – Growth Portfolio	18,265,946.294	17,888,154.989	0.000	0.000	0.000
Protective Life Dynamic Allocation Series – Moderate Portfolio	24,981,838.685	24,320,078.660	0.000	0.000	0.000